UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                              (Amendment No. 9)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           RIGEL PHARMACEUTICALS, INC.
                    -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    -----------------------------------------
                         (Title of Class of Securities)

                                    766559108
                    -----------------------------------------
                                 (CUSIP Number)


                                October 21, 2004
--------------------------------------------------------------------------------
             (Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  766559108                                                                     Page 2 of 21 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta Partners
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                               (a)
                                                                                        (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
-------------------------------------------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       780,103
Person With
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  780,103

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         780,103           EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.99%             EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IA
-------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  766559108                                                                     Page 3 of 21 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta Partners II, Inc.
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                               (a)
                                                                                        (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
-------------------------------------------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       780,103
Person With
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  780,103

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         780,103           EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.99%             EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IA
-------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 766559108                                                                      Page 4 of 21 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta California Partners, L.P..
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                               (a)
                                                                                        (b)   X

-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       780,103
Person With
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  780,103
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         780,103            EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.99%             EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  PN
-------------------------------------------------------------------------------------------------------------------

CUSIP No. 766559108                                                                      Page 5 of 21 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta California Management Partners, L.P..
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                               (a)
                                                                                        (b)   X

-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------------------------------------------
                       EXIT FILING ---- Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       780,103
Person With
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  780,103
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         780,103            EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.99%             EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  PN
-------------------------------------------------------------------------------------------------------------------

CUSIP No. 766559108                                                                      Page 6 of 21 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta Embarcadero Partners, LLC
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                               (a)
                                                                                        (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       780,103
Person With
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  780,103
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         780,103            EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.99%             EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
-------------------------------------------------------------------------------------------------------------------

CUSIP No. 766559108                                                                      Page 7 of 21 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta BioPharma Partners II, L.P.
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                               (a)
                                                                                        (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       780,103
Person With
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  780,103
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         780,103            EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.99%             EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  PN
-------------------------------------------------------------------------------------------------------------------

CUSIP No. 766559108                                                                      Page 8 of 21 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta BioPharma Management II, LLC.
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                               (a)
                                                                                        (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       780,103
Person With
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  780,103
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         780,103           EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.99%             EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
-------------------------------------------------------------------------------------------------------------------

CUSIP No. 766559108                                                                      Page 9 of 21 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta Embarcadero BioPharma Partners II, LLC.
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                               (a)
                                                                                        (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       780,103
Person With
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  780,103
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         780,103           EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.99%             EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
-------------------------------------------------------------------------------------------------------------------

CUSIP No. 766559108                                                                        Page 10 of 21 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Farah Champsi
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                               (a)
                                                                                        (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       780,103
Person With
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power 780,103
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         780,103           EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.99%             EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 766559108                                                                      Page 11 of 21 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Jean Deleage
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                               (a)
                                                                                        (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         29,038
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       780,103
Person With                                                             EXIT FILING ---- Please see footnote 1
                                                     (7)      Sole Dispositive Power    29,038

                                                     (8)      Shared Dispositive Power  780,103
                                                                        EXIT FILING ---- Please see footnote 1

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         809,141    EXIT FILING ---- Please see Attachment A and footnote 2
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         4.14%             EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


Footnote 1: Includes the 780,103 shares of Common Stock held by the funds affiliated with Alta Partners II. He beneficially owns 9,593 shares of Common Stock and Stock Options for 20,557 shares of Common Stock. See Attachment A.

CUSIP No. 766559108                                                                      Page 12 of 21 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Garrett Gruener
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                               (a)
                                                                                        (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       -0-
Person With                                                                     EXIT FILING
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  -0-
                                                                                EXIT FILING
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         -0-    EXIT FILING ---- Please see Attachment A and footnote 2
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         0%                EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 766559108                                                                      Page 13 of 21 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alix Marduel
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                               (a)
                                                                                        (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       780,103
Person With
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  780,103

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         780,103           EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.99%             EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


CUSIP No. 766559108                                                                      Page 14 of 21 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Guy Nohra
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                               (a)
                                                                                        (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         15,122
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       -0-
Person With                                                                     EXIT FILING
                                                     (7)      Sole Dispositive Power    15,122

                                                     (8)      Shared Dispositive Power  -0-
                                                                                EXIT FILING

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         15,122           EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         0.08%             EXIT FILING ---- Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a)      Name of Issuer: Rigel Pharmaceuticals, Inc. ("Issuer")

(b)      Address of Issuer's Principal Executive Offices:

                  1180 Veterans Boulevard
                  South San Francisco, CA 94080

Item 2.

(a)      Name of Person Filing:

         Alta Partners ("AP")
         Alta Partners II, Inc. ("AP II")
         Alta California Partners, L.P. ("ACP")
         Alta California Management, L.P. ("ACMP")
         Alta Embarcadero Partners, LLC ("AEP")
         Alta BioPharma Partners II, L.P. ("ABP II")
         Alta BioPharma Management II, LLC ("ABMP II")
         Alta Embarcadero BioPharma Partners II, LLC ("AEBP II")
         Farah Champsi ("FC")
         Jean Deleage ("JD")
         Garrett Gruener ("GG")
         Alix Marduel ("AM")
         Guy Nohra ("GN")

(b)      Address of Principal Business Office:

         One Embarcadero Center, Suite 4050
         San Francisco, CA  94111

(c)      Citizenship/Place of Organization:


         Entities:         AP               California
                           AP II            California
                           ACP              Delaware
                           ACMP             Delaware
                           AEP              California
                           ABP II           Delaware
                           ABMP II          Delaware
                           AEBP II          California

         Individuals:      FC               United States
                           JD               United States
                           GG               United States
                           AM               United States
                           GN               United States


(d)      Title of Class of Securities: Common Stock

(e)      CUSIP Number: 766559108

Item 3.        Not applicable.

Item 4         Ownership.

                    EXIT FILING ---- Please see Attachment A
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
                               AP        AP II         ACP         ACMP          AEP        ABP II       ABMP II
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------

(a)     Beneficial          780,103     780,103      780,103     780,103       780,103      780,103      780,103
        Ownership
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------

(b)     Percentage of        3.99%       3.99%        3.99%       3.99%         3.99%        3.99%        3.99%
        Class
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------

(c)     Sole Voting Power     -0-         -0-          -0-         -0-           -0-          -0-          -0-
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------

        Shared Voting       780,103     780,103      780,103     780,103       780,103      780,103      780,103
        Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------

        Sole Dispositive      -0-         -0-          -0-         -0-           -0-          -0-          -0-
        Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------

        Shared              780,103     780,103      780,103     780,103       780,103      780,103      780,103
        Dispositive Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------

                            AEBP II        FC          JD           GG            AM          GN
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------

(a)     Beneficial          780,103     780,103      809,141       -0-         780,103      15,122
        Ownership
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------

(b)     Percentage of        3.99%       3.99%        4.14%       0.00%         3.99%        0.08%
        Class
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------

(c)     Sole Voting Power     -0-         -0-        29,038        -0-           -0-        15,122
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------

        Shared Voting       780,103     780,103      780,103       -0-         780,103        -0-
        Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------

        Sole Dispositive      -0-         -0-        29,038        -0-           -0-        15,122
        Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------

        Shared              780,103     780,103      780,103       -0-         780,103        -0-
        Dispositive Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------

Item 5.        Ownership of Five Percent or Less of a Class

EXIT FILING

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.        Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section
240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.        Notice of Dissolution of Group

Not applicable.

Item 10.       Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:       Joint Filing Statement

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 1, 2004

ALTA PARTNERS                                        ALTA CALIFORNIA PARTNERS, L.P.

                                                     By:  Alta California Management Partners, L.P.,


By:      /s/ Jean Deleage                            By:               /s/ Jean Deleage
   -----------------------------------------            ------------------------------------------
         Jean Deleage, President                              Jean Deleage, General Partner


ALTA CALIFORNIA MANAGEMENT PARTNERS, L.P.            ALTA EMBARCADERO PARTNERS, LLC



By:      /s/ Jean Deleage                            By:      /s/ Jean Deleage
   -----------------------------------------            -----------------------------------------
         Jean Deleage, General Partner                        Jean Deleage, Member

ALTA  PARTNERS II, INC.

By:      /s/ Jean Deleage
   -----------------------------------------
         Jean Deleage, President

ALTA BIOPHARMA PARTNERS II, L.P.                     ALTA BIOPHARMA MANAGEMENT II, LLC
By: Alta BioPharma Management II, LLC


By:      /s/ Farah Champsi                           By:      /s/ Farah Champsi
   -----------------------------------------            -----------------------------------------
         Farah Champsi, Managing Director                     Farah Champsi, Managing Director

ALTA EMBARCADERO BIOPHARMA PARTNERS II, LLC


By:      /s/ Farah Champsi                                    /s/ Alix Marduel
   -----------------------------------------         --------------------------------------------
         Farah Champsi, Manager                               Alix Marduel


         /s/ Jean Deleage                                     /s/ Guy Nohra
   -----------------------------------------         --------------------------------------------
         Jean Deleage                                                  Guy Nohra


         /s/ Garrett Gruener                                  /s/ Farah Champsi
   -----------------------------------------         --------------------------------------------
         Garrett Gruener                                      Farah Champsi

                                   EXHIBIT A

                            AGREEMENT OF JOINT FILING



Date:    November 1, 2004


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. ALTA PARTNERS ALTA CALIFORNIA PARTNERS, L.P.

                                                     By:  Alta California Management Partners, L.P.,


By:      /s/ Jean Deleage                            By:               /s/ Jean Deleage
   -----------------------------------------            ------------------------------------------
         Jean Deleage, President                              Jean Deleage, General Partner


ALTA CALIFORNIA MANAGEMENT PARTNERS, L.P.            ALTA EMBARCADERO PARTNERS, LLC



By:      /s/ Jean Deleage                            By:      /s/ Jean Deleage
   -----------------------------------------            -----------------------------------------
         Jean Deleage, General Partner                        Jean Deleage, Member

ALTA  PARTNERS II, INC.

By:      /s/ Jean Deleage
   -----------------------------------------
         Jean Deleage, President

ALTA BIOPHARMA PARTNERS II, L.P.                     ALTA BIOPHARMA MANAGEMENT II, LLC
By: Alta BioPharma Management II, LLC


By:      /s/ Farah Champsi                           By:      /s/ Farah Champsi
   -----------------------------------------            -----------------------------------------
         Farah Champsi, Managing Director                     Farah Champsi, Managing Director

ALTA EMBARCADERO BIOPHARMA PARTNERS II, LLC


By:      /s/ Farah Champsi                                    /s/ Alix Marduel
   -----------------------------------------         --------------------------------------------
         Farah Champsi, Manager                               Alix Marduel


         /s/ Jean Deleage                                     /s/ Guy Nohra
   -----------------------------------------         --------------------------------------------
         Jean Deleage                                         Guy Nohra


         /s/ Garrett Gruener                                  /s/ Farah Champsi
   -----------------------------------------         --------------------------------------------
         Garrett Gruener                                      Farah Champsi

                         Attachment A ----- EXIT FILING

Alta Partners provides investment advisory services to several venture capital funds including Alta California Partners, L.P. and Alta Embarcadero Partners, LLC. On 9/29/04, Alta California Partners, L.P. net exercised its warrant for 33,947 shares of Common Stock into 25,052 shares of Common Stock, and then sold the shares on 9/30/04. On 9/29/04, Alta Embarcadero Partners, LLC net exercised its warrant for 776 shares of Common Stock into 573 shares of Common Stock, and then sold the shares on 9/30/04. As a result of the sale of the stock, Alta California Partners, L.P. and Alta Embarcadero Partners, LLC no longer beneficially own any securities in Rigel Pharmaceuticals, Inc. The respective general partners and members of Alta California Partners L.P. and Alta Embarcadero Partners, LLC hold sole voting and investment power with respect to the shares owned by the aforementioned funds.

Certain  principals  of Alta  Partners are general  partners of Alta  California
Management Partners, L.P. (which is a general partner of Alta California Partners, L.P.), and members Alta Embarcadero Partners, LLC. As general partners and members of such funds, they may be deemed to share voting and investment powers over the shares held by the funds. The principals of Alta Partners disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Alta Partners II, Inc. provides investment advisory services to several venture capital funds including Alta BioPharma Partners II, L.P. and Alta Embarcadero BioPharma Partners II, LLC. During the period of October 18-21, 2004, Alta BioPharma Partners II, L.P. and Alta Embarcadero BioPharma Partners II, LLC sold the following shares:


                      Holder                        Date of Sale            # of Shares Sold
                      ------                        ------------            ----------------
     Alta  BioPharma Partners II, L.P.                10/18/04                   18,712
                                                      10/19/04                   25,994
                                                      10/21/04                  171,299
                                                                                -------
                                                                                216,005

                      Holder                         Date of Sale           # of Shares Sold
                      ------                         ------------           ----------------
     Alta Embarcadero BioPharma Partners II, LLC      10/18/04                     688
                                                      10/19/04                     956
                                                      10/21/04                   6,301
                                                                                 -----
                                                                                 7,945

As a result of the sales, Alta BioPharma Partners II, L.P. now beneficially owns 752,423 shares of Common Stock and Alta Embarcadero BioPharma Partners II, LLC now beneficially owns 27,680 shares Common Stock. The managing directors of Alta BioPharma Partners II, L.P. and managers of Alta Embarcadero BioPharma Partners II, LLC exercise sole voting and investment power in respect to the shares owned by such funds.

Certain principals of Alta Partners II, Inc. are managing directors of Alta BioPharma Management II, LLC (which is the general partner of Alta BioPharma Partners II, L.P.), and managers of Alta Embarcadero BioPharma Partners II, LLC. As managing directors and managers of such entities, they may be deemed to share voting and investment powers over the shares beneficially held by the funds. The principals of Alta Partners II, Inc. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.


                                                     Page 1 of 2 of Attachment A

Mr. Jean Deleage, Director, is a managing director of Alta BioPharma Management II, LLC (which is the general partner of Alta BioPharma Partners II, L.P.), and a manager of Alta Embarcadero BioPharma Partners II, LLC. Thus he currently shares voting and dispositive powers over the 752,423 shares of Common Stock beneficially owned by Alta BioPharma Partners II, L.P., and the 27,680 shares of Common Stock beneficially owned by Alta Embarcadero BioPharma Partners II, LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein. Mr. Deleage beneficially owns 9,593 shares of Common Stock. He holds stock options for 20,557 shares of Common Stock: options for 8,333 shares were granted on June 30, 2004, options for 8,333 shares were granted on January 26, 2004, options for 1,112 shares were granted on 7/28/03, options for 1,667 shares were granted on June 26, 2003, options for 556 shares were granted on June 20, 2002 and options for 556 shares were granted on July 19, 2001.

Ms. Farah Champsi is a managing director of Alta BioPharma Management II, LLC (which is the general partner of Alta BioPharma Partners II, L.P.) and a manager of Alta Embarcadero BioPharma Partners II, LLC. Thus she currently shares voting and dispositive powers over the 752,423 shares of Common Stock beneficially owned by Alta BioPharma Partners II, L.P. and the 27,680 shares of Common Stock beneficially owned by Alta Embarcadero BioPharma Partners II, LLC. She disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of her proportionate pecuniary interests therein.

Mr. Garrett Gruener is a general partner of Alta California Management Partners, L.P. (which is the general partner of Alta California Partners, L.P.) and a member of Alta Embarcadero Partners, LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein.

Dr. Alix Marduel is a managing director of Alta BioPharma Management II, LLC (which is the general partner of Alta BioPharma Partners II, L.P.) and a manager of Alta Embarcadero BioPharma Partners II, LLC. Thus she currently shares voting and dispositive powers over the 752,423 shares of Common Stock beneficially owned by Alta BioPharma Partners II, L.P. and the 27,680 shares of Common Stock beneficially owned by Alta Embarcadero BioPharma Partners II, LLC. She disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of her proportionate pecuniary interests therein.

Mr. Guy Nohra is a general partner of Alta California Management Partners, L.P. (which is the general partner of Alta California Partners, L.P.). He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein. The Nohra Living Trust owns 11,442 shares of Common Stock and the Nohra 1996 Credit Trust owns 3,680 shares of Common Stock.

Alta Partners and Alta Partners II, Inc. are venture capital firms that share an office in San Francisco. Alta Partners is California Corporation. Alta Partners II, Inc. is a California Corporation. Alta California Partners, L.P. is a Delaware Limited Partnership, Alta Embarcadero Partners, LLC is a California Limited Liability Company, Alta BioPharma Partners II, L.P. is a Delaware
Limited Partnership, and Alta Embarcadero BioPharma Partners II, LLC is a California Limited Liability Company.





                                                     Page 2 of 2 of Attachment A